Veritone, Inc.

575 Anton Blvd., Suite 900

Costa Mesa, California 92626

November 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Matthew Derby, Staff Attorney

Re:	Veritone, Inc.
Registration Statement on Form S-1
File No. 333-221570
Request for Acceleration

Acceleration Request

Request Date: November 16, 2017

Request Time: 5:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Woo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritone, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-221570), to become effective at 5:30 p.m. Eastern Time on November 16, 2017, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Alexa M. Ekman at (949) 623-3603.

Sincerely,

VERITONE, INC.

By:	/s/ Chad Steelberg
Chad Steelberg
Chief Executive Officer

cc:	Peter F. Collins, Veritone, Inc.
Jeffrey B. Coyne, Veritone, Inc.
Michael A. Hedge, K&L Gates LLP
David C. Lee, K&L Gates LLP